UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On August 20, 2026, AC Immune SA issued a press release reporting positive preliminary results from a Phase 1 first-in-human clinical study evaluating ACI-19764, its wholly-owned, orally administered small molecule inhibitor of the NLRP3 inflammasome. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated August 20, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

	By:	/s/ Martin Zuegel
Name: Martin Zuegel
Title: Interim Chief Executive Officer

	By:	/s/ Christopher Roberts
Name: Christopher Roberts
Title: Chief Financial Officer

Date: August 20, 2026